40-33

Dechert LLP

811-05028
Branch 17

Chris Burdett
Direct Tel: (650) 813-4870
Direct Fax: (650) 813-4848
chris.burdett@dechert.com

05058067

April 12, 2005

PIMCO FUNDS

VIA FEDERAL EXPRESS

BOSTON
BRUSSELS
CHARLOTTE
FRANKFURT
HARRISBURG
HARTFORD
LONDON
LUXEMBOURG
MUNICH
NEW YORK
NEWPORT BEACH
PALO ALTO
PARIS
PHILADELPHIA
PRINCETON
SAN FRANCISCO
WASHINGTON

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
APR 13 2005
WASH., D.C. 185 SECTION

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940, as amended

Dear Sir or Madam :

On behalf of Brent R. Harris, R. Wesley Burns, E. Philip Cannon, Vern O. Curtis, J. Michael Hagan and William J. Popejoy, enclosed is a copy of the Notice of Dismissal, filed in the U.S. District Court for the Central District of California (*Mutchka v. Harris,* Case Number SACV05-0034 JVS (ANx)). This pleading is being filed pursuant to Section 33 of the Investment Company Act of 1940, as amended.

At the request of our individual clients, we are also making this filing on behalf of Pacific Investment Management Company (PIMCO).

If you have any questions regarding this filing, please contact me at (650) 813-4870.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Respectfully submitted,

Chris Burdett

Chris Burdett

PROCESSED
JUL 22 2005
THOMSON FINANCIAL

DCB/hhg

cc: Mohan V. Phansalkar, Esq. (via U.S. Mail, with enclosures)
Robert A. Skinner, Esq. (via U.S. Mail, with enclosures)

105247.1.PAL_17 4/12/2005 4:13

Paul R. Kiesel, Esq. (SBN 119854)
KIESEL, BOUCHER & LARSON LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211-2910
Telephone: 310/854.4444
Facsimile: 310/854.0812

LODGED
CLERK, U.S. DISTRICT COURT
APR - 9 2005

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

JACKIE LEFLER, et al., Plaintiff(s), v. BRENT R. HARRIS, et al., Defendant(s).	CASE NUMBER SACV 05-0034 JVS (ANx)
	NOTICE OF DISMISSAL PURSUANT RULE 41(a) or (c) F.R.Civ.P.

PLEASE TAKE NOTICE: (*Check one*)

☐ This action is dismissed by the Plaintiff(s) in its entirety.

☐ The Counterclaim brought by Claimant(s) ______________________ is dismissed by Claimant(s) in its entirety.

☐ The Cross-Claim brought by Claimants(s) ______________________ is dismissed by the Claimant(s) in its entirety.

☐ The Third-party Claim brought by Claimant(s) ______________________ is dismissed by the Claimant(s) in its entirety.

☒ **ONLY** Defendant(s) PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO); BRENT R. HARRIS; R. WESLEY BURNS; E. PHILIP CANNON; VERN O. CURTIS; J. MICHAEL HAGAN; and WILLIAM J. POPEJOY
is/are dismissed from (*check one*) ☒ Complaint, ☐ Counterclaim, ☐ Cross-claim, ☐ Third-Party Claim brought by ______________________.

The dismissal is made pursuant to Rule 41(a) or (c) of the Federal Rules of Civil Procedure.

4-6-05
Date

[signature]
Signature of Attorney/Party

***NOTE:** F.R.Civ.P. 41(a): This notice may be filed at any time before service by the adverse party of an answer or of a motion for summary judgment, whichever first occurs.*

F.R.Civ.P. 41(c): Counterclaims, cross-claims & third-party claims may be dismissed before service of a responsive pleading or prior to the beginning of trial.

Dechert LLP

Chris Burdett
Direct Tel: (650) 813-4870
Direct Fax: (650) 813-4848
chris.burdett@dechert.com

April 12, 2005

VIA FEDERAL EXPRESS

BOSTON
BRUSSELS
CHARLOTTE
FRANKFURT
HARRISBURG
HARTFORD
LONDON
LUXEMBOURG
MUNICH
NEW YORK
NEWPORT BEACH
PALO ALTO
PARIS
PHILADELPHIA
PRINCETON
SAN FRANCISCO
WASHINGTON

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940, as amended

Dear Sir or Madam :

On behalf of Brent R. Harris, R. Wesley Burns, E. Philip Cannon, Vern O. Curtis, J. Michael Hagan and William J. Popejoy, enclosed is a copy of the Notice of Dismissal, filed in the U.S. District Court for the Central District of California (*Mutchka v. Harris,* Case Number SACV05-0034 JVS (ANx)). This pleading is being filed pursuant to Section 33 of the Investment Company Act of 1940, as amended.

At the request of our individual clients, we are also making this filing on behalf of Pacific Investment Management Company (PIMCO).

If you have any questions regarding this filing, please contact me at (650) 813-4870.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Respectfully submitted,

Chris Burdett

Chris Burdett

DCB/hhg

cc: Mohan V. Phansalkar, Esq. (via U.S. Mail, with enclosures)
Robert A. Skinner, Esq. (via U.S. Mail, with enclosures)

105247.1.PAL_17 4/12/2005 4:13

Paul R. Kiesel, Esq. (SBN 119854)
KIESEL, BOUCHER & LARSON LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211-2910
Telephone: 310/854.4444
Facsimile: 310/854.0812

LODGED
CLERK, U.S. DISTRICT COURT
APR - 8 2005

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

JACKIE LEFLER, et al., Plaintiff(s), v. BRENT R. HARRIS, et al., Defendant(s).	CASE NUMBER SACV 05-0034 JVS (ANx) **NOTICE OF DISMISSAL PURSUANT RULE 41(a) or (c) F.R.Civ.P.**

PLEASE TAKE NOTICE: (*Check one*)

☐ This action is dismissed by the Plaintiff(s) in its entirety.

☐ The Counterclaim brought by Claimant(s) ______________________ is dismissed by Claimant(s) in its entirety.

☐ The Cross-Claim brought by Claimants(s) ______________________ is dismissed by the Claimant(s) in its entirety.

☐ The Third-party Claim brought by Claimant(s) ______________________ is dismissed by the Claimant(s) in its entirety.

☒ ONLY Defendant(s) PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO); BRENT R. HARRIS: R. WESLEY BURNS: E. PHILIP CANNON: VERN O. CURTIS: J. MICHAEL HAGAN; and WILLIAM J. POPEJOY
is/are dismissed from (*check one*) ☒ Complaint, ☐ Counterclaim, ☐ Cross-claim, ☐ Third-Party Claim brought by ______________________.

The dismissal is made pursuant to Rule 41(a) or (c) of the Federal Rules of Civil Procedure.

4-6-05
Date

Signature of Attorney/Party

***NOTE:** F.R.Civ.P. 41(a): This notice may be filed at any time before service by the adverse party of an answer or of a motion for summary judgment, whichever first occurs.*

F.R.Civ.P. 41(c): Counterclaims, cross-claims & third-party claims may be dismissed before service of a responsive pleading or prior to the beginning of trial.